

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2022

Eric Benhamou
Chief Executive Officer
Enterprise 4.0 Technology Acquisition Corp
630 Ramona St.
Palo Alto , CA 94301

     Re: Enterprise 4.0 Technology Acquisition Corp
         Form 10-K for the Year Ended December 31, 2021
         Filed February 28, 2022
         File No. 001-40918

Dear Eric Benhamou:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         Division of Corporation Finance
         Office of Real Estate & Construction

cc: Stuart Neuhauser